Exhibit 99.1

UCLOUDLINK GROUP INC. to Refrain From Capital Raising Activities under Form F-3 Registration Statement to Focus on Long-Term Value Creation

HONG KONG, June 13, 2025 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced that after careful consideration of current market conditions and shareholder interests, the Company has decided not to conduct any financing activities under its existing Form F-3 registration statement from the date of this announcement until the expiration of the registration statement on August 7, 2025, and will not renew the registration statement. Additionally, the Company commits not to file any new registration statement on Form F-3 until the end of the first quarter of 2026.

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “The Form F-3 registration statement was initially filed in 2021 to prepare ourselves for the severe impact the COVID-19 pandemic had on our international data connectivity business and on our cash flow. In response to the uncertainties in the global capital markets at the time, we decided to put in place financing options which we can draw from when needed in order to ensure business sustainability and continuity. We were however able to overcome external challenges and achieve steady growth in our net operating cash inflows and continued improvement in our financial position and results for three consecutive years (2022–2024), by strengthening cost controls, streamlining operational efficiencies, optimizing research and development endeavors, and accelerating product commercialization.”

“Looking ahead, UCLOUDLINK will concentrate its resources on the growth of core business components including GlocalMe MBB/FBB, GlocalMe Life, GlocalMe SIM and GlocalMe IoT business, accelerating the commercialization of new solutions and services and expanding into high-potential markets. With these innovative solutions increasingly creating new revenue streams and broadening our user base, I am confident that we are on the right track to build an integrated and comprehensive global mobile data traffic sharing marketplace that will create long-term value for our shareholders,” Mr Chen added.

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852 2117 0861
E-mail: ucloudlink@christensencomms.com